EXHIBIT 99.1

GENOIL INC.

March 31, 2026

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

F-1

GENOIL INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in US Dollars)
	March 31,	December 31,
	2026	2025
	Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12	$12
Prepaid expenses and other current assets	112	-

Total Current Assets	124	12

OTHER ASSETS
Intangible assets, net	1	1

TOTAL ASSETS	$125	$13

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Trade and other payables	$119,488	$119,027
Accrued interest payable to related parties	78,770	72,256
Due to related parties	134,757	102,467
Total Current Liabilities	333,015	293,750

NON-CURRENT LIABILITIES
Convertible notes to related parties, non current portion	220,139	220,139

Total Non-Current Liabilities	220,139	220,139

TOTAL LIABILITIES	553,154	513,889

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, no par value; 10,000,000 authorized shares, 0 issued and outstanding	-	-
Common Stock, no par value; issued and outstanding 2,030,406,929 and 2,018,347,429 shares, respectively	64,789,248	64,662,568
Contributed surplus	43,098,643	41,613,643
Accumulated other comprehensive income (loss)	(221,860)	(221,860)
Stock subscription receivable	(11,500)	(5,000)
Accumulated deficit	(108,207,560)	(106,563,227)

Total Stockholders' Deficit	(553,029)	(513,876)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)	$125	$13

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-2

GENOIL INC.
Unaudited Condensed Consolidated Statements of Operations
(Expressed in US Dollars)

	For the three months ended March 31,
	2026	2025
	Unaudited	Unaudited
REVENUES	$-	$-
COST OF REVENUES	-	-

GROSS PROFIT	-	-

OPERATING EXPENSES
Stock based compensation to officers, directors, and consultants	1,485,000	-
Other Operating Expenses	152,819	147,506
Total Operating Expenses	1,637,819	147,506

LOSS FROM OPERATIONS	(1,637,819)	(147,506)

Other Expense
Finance expense	(6,514)	(7,486)

Total Other Income Expense - Net	(6,514)	(7,486)

LOSS BEFORE INCOME TAXES	(1,644,333)	(154,992)
Provision for income taxes	-	-

NET LOSS	(1,644,333)	(154,992)

Weighted average shares outstanding - Basic and Diluted	2,022,983,201	1,972,449,096

NET LOSS PER SHARE - Basic and Diluted	$0.00	$0.00

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-3

GENOIL INC.
Unaudited Condensed Consolidated Statements of Stockholders' Equity (Deficit)
(Expressed in US Dollars)

					Accumulated		Total
				Stock	Other		Stockholders'
	Common	Share	Contributed	Subscription	Comprehensive	Accumulated	Equity
	Shares	Capital	Surplus	Receivable	Loss	Deficit	(Deficit)
Balance as of January 1, 2025	1,969,322,429	$64,197,068	$41,622,643	-	$(221,860)	$(105,922,726)	$(324,875)
Sale of common shares (and warrants) in private placements	10,275,000	80,500	-	-	-	-	80,500
Issuance of common shares for services	300,000	3,000	-	-	-	-	3,000
Increase in stock subscription receivable	-	-	-	(5,000)			(5,000)
Net loss		-	-	-	-	(154,992)	(154,992)
Balance as of March 31, 2025	1,979,897,429	$64,280,568	$41,622,643	(5,000)	$(221,860)	$(106,077,718)	$(401,367)

Balance as of January 1, 2026	2,018,347,429	64,662,568	41,613,643	(5,000)	(221,860)	(106,563,227)	(513,876)
Private placements, net of subscription receivable	12,059,500	126,680	-	-	-	-	126,680
Stock based compensation	-	-	1,485,000	-	-	-	1,485,000
Increase in stock subscription receivable	-	-	-	(6,500)		-	(6,500)
Net loss	-	-	-	-	-	(1,644,333)	(1,644,333)
Balance as of March 31, 2026	2,030,406,929	64,789,248	43,098,643	$(11,500)	(221,860)	(108,207,560)	(553,029)

The accompanying notes are an integral part of these unaudited condensed consolidated Financial Statements

F-4

GENOIL INC.
Unaudited Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	For the three months ended March 31,
	2026	2025

OPERATING ACTIVITIES
Net loss	$(1,644,333)	$(154,992)
Adjustments to reconcile net loss to cash flows used in operating activities:
Stock based compensation	1,485,000	3,000
Interest expense	6,514	7,486
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(112)	75,396
Trade and other payables	461	10,000
Net Cash Used in Operating Activities	(152,470)	(59,110)

FINANCING ACTIVITIES
Net change in related-party payables	32,290	20,727
Cash received from equity investors	120,180	80,500
Net cash provided by Financing Activities	152,470	101,227

Increase in Cash	-	42,117
Cash at beginning of period	12	12,036
Cash at end of period	$12	$54,153

Supplemental disclosure of cash flow information
Interest Paid	$-	$-
Income taxes paid	$-	$-
Non-cash Transactions
Shares issued for subscriptions receivable	$6,500	$-

The accompanying notes are an integral part of these unaudited condensed consolidated Financial Statements

F-5

Genoil INC.

Notes to Unaudited condensed Consolidated Financial Statements

(Expressed in US Dollars)

1. REPORTING ENTITY AND GOING CONCERN

Genoil Inc. (“Genoil”) was incorporated under the Canada Business Corporations Act in September 1996. The unaudited condensed consolidated financial statements of Genoil Inc. comprise Genoil Inc. and its subsidiaries, Genoil USA Inc., and Two Hills Environmental Inc. (“Two Hills”) (collectively the “Company”). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialization of its hydro-conversion upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is quoted on the OTC Markets under the symbol GNOLF. The Company’s registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred operating losses and negative cash flows from operations since inception and has not yet generated significant recurring revenues from operations. For the three months ended March 31, 2026, the Company reported a net loss of $1,644,333 and net cash used in operating activities of $152,470. As of March 31, 2026, the Company had cash and cash equivalents of $12, a net working capital deficiency of $332,891, a stockholders' deficit of $553,029, and an accumulated deficit of $108,207,560. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year after the date these unaudited condensed consolidated financial statements are issued.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information, including ASC 270, Interim Reporting. Accordingly, they do not include all of the information and footnotes required for annual financial statements and should be read in conjunction with the Company’s audited unaudited condensed consolidated financial statements as of and for the year ended December 31, 2025. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of the interim periods presented have been included.

The Company has historically financed its operations primarily through the issuance of equity securities and support from related parties. Management's plans to address these conditions include seeking additional financing through private placements or other equity financing transactions, obtaining continued support from related parties, managing discretionary expenditures, and continuing efforts to execute contracts and business initiatives intended to generate future revenues, cash flows, and profitability. In addition, the Company's convertible notes payable to Lifschultz Enterprise Company LLC were automatically extended through January 1, 2028, as disclosed in Note 6.

Management believes that these plans, if successfully implemented, may provide the Company with sufficient liquidity to fund planned operations and meet its obligations as they become due. However, there can be no assurance that the Company will be successful in raising additional capital, obtaining continued related-party support, or generating revenues or cash flows sufficient to fund its operations. Accordingly, substantial doubt about the Company's ability to continue as a going concern has not been alleviated.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

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2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these unaudited condensed consolidated financial statements.

(a) Principles of Consolidation:

The unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and incorporate the financial statements of Genoil and entities controlled by it. Control is achieved where Genoil has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Genoil has the following subsidiaries:

•	Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.
•

Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of Genoil’s subsidiaries are included in the unaudited condensed consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by Genoil.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated financial statements.

(b) Foreign currency translation

The reporting currency of the Company is the United States Dollar. The functional currency of Genoil and its subsidiaries is the United States Dollar. Transactions denominated in currencies other than the functional currency are translated at the exchange rates prevailing at the dates of the transactions. Exchange gains and losses are reflected in income.

(c) Use of estimates and judgments

The preparation of unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. By their nature, judgments, estimates and assumptions are subject to measurement uncertainty and changes in such judgments, estimates and assumptions in future periods could result in a material change in future financial statements. Actual results may differ from these estimates.

Judgment is used in situations where there is a choice or assessment required by management. Estimates and underlying assumptions are required on an ongoing basis and revisions are recognized in the year in which such estimates are revised.

F-7

(d) Cash and cash equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

(e) Stock-based compensation

The Company grants common stock, stock options, and Price Appreciation Certificates to employees, directors, and consultants for various services rendered to the company. Share-based payments to these individuals are measured at the fair value of the securities issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest. At the time of exercise, the consideration and related contributed surplus recognized to the exercise date are credited to share capital.

(f) Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(g) Loss per share

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as stock options and warrants. The calculation assumes the proceeds on exercise of options and warrants are used to repurchase shares at the current market price. All options and warrants are anti-dilutive when the Company is in a loss position.

As of March 31, 2026, diluted loss per share equals basic loss per share as the inclusion of potentially dilutive securities would have been anti-dilutive due to the net loss reported during the periods. Potentially dilutive securities excluded from the calculation of diluted loss per share consisted of 280,404,500 warrants, 75,466,000 stock options, 761,400,000 Price Appreciation Certificates, and convertible notes that are convertible into common shares. Accordingly, these instruments were excluded from the computation of diluted loss per share.

F-8

(h) Recent accounting pronouncements:

The Company has evaluated accounting standards updates that became effective for the Company during the year ended December 31, 2025, and for the interim period ended March 31, 2026, including:

•	ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures;
•	ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures; and
•	ASU 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards

Adoption did not have a material impact on the Company's consolidated financial position, results of operations, cash flows, or disclosures, as the Company does not grant profits interest awards.

The following Accounting Standards Updates have been issued but were not yet effective as of March 31, 2026:

•	ASU 2024-03, Income Statement - Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses;
•	ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets; and
•	ASU 2025-08, Financial Instruments - Credit Losses (Topic 326): Purchased Loans.

The Company continues to evaluate the effect that recently issued but not yet effective standards may have on its unaudited condensed consolidated financial statements and related disclosures.

3. DETERMINATION OF FAIR VALUES

The Company applies the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement. ASC 820 establishes a three-level hierarchy that prioritizes the inputs used to measure fair value:

•	Level 1 — quoted prices in active markets for identical assets or liabilities.
•	Level 2 — observable inputs other than quoted prices included within Level 1, including quoted prices for similar instruments and market-corroborated inputs.
•	Level 3 — unobservable inputs that reflect management’s assumptions regarding the assumptions market participants would use in pricing an asset or liability.

The carrying amounts of cash and cash equivalents, prepaid expenses, trade and other payables, accrued interest payable, and amounts due to related parties approximate their fair values because of the short-term nature of these instruments.

The Company’s convertible notes payable had a carrying amount of $220,139 as of March 31, 2026 and December 31, 2025. The notes mature on January 1, 2028, bear interest at 12% compounded semi-annually, contain an inflation-protection provision, and are convertible into common shares at $0.01 per share.

The estimated fair value of the convertible notes as of March 31, 2026 was $220,139. Fair value was determined using the Black Scholes incorporating the contractual interest rate, remaining term, issuer credit risk, conversion terms, and other relevant market assumptions. Because significant inputs used in the valuation were not directly observable, the estimated fair value was classified within Level 3 of the fair value hierarchy.

The Company did not have any financial assets or liabilities measured at fair value on a recurring basis as of March 31, 2026. There were no transfers between Levels 1, 2, and 3 during the three months ended March 31, 2026.

4. FINANCIAL-INSTRUMENT RISKS AND CONCENTRATIONS

Credit Risk

Credit risk represents the risk of financial loss if a counterparty fails to meet its contractual obligations. As of March 31, 2026, the Company’s principal financial asset subject to credit risk was cash of $12. The Company did not have any material trade receivables as of March 31, 2026.

F-9

Liquidity and Financing Risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they become due. As of March 31, 2026, the Company had cash and cash equivalents of $12, current assets of $125, and current liabilities of $333,015, resulting in a working-capital deficiency of $332,891.

The Company has not generated revenue from its principal activities during the periods presented and has historically financed its operations through private placements and financial support from related parties. The Company’s ability to meet its obligations depends on obtaining additional equity financing, maintaining continued support from related parties, managing discretionary expenditures, and generating revenue from its technology and business initiatives.

The Company’s financial obligations as of March 31, 2026 included trade and other payables of $119,488; accrued interest payable to related parties of $78,770; amounts due to related parties of $134,757, which are due on demand; and convertible notes payable to a related party of $220,139, which mature on January 1, 2028.

Management cannot provide assurance that additional financing or continued related-party support will be available in the amounts or at the times required. These conditions expose the Company to a significant concentration of financing risk and are also considered in management’s going-concern assessment described in Note 1.

Interest-Rate and Market Risk

The Company’s convertible notes bear interest at a fixed annual rate of 12%, compounded semi-annually. Accordingly, contractual interest payments are not directly affected by short-term changes in market interest rates. Changes in market interest rates, the Company’s credit risk, and the market price of its common stock may, however, affect the estimated fair value of the convertible notes and other equity-linked instruments.

Foreign-Currency Risk

The Company’s reporting and functional currency is the United States dollar. The Company did not identify material monetary assets or liabilities denominated in foreign currencies as of March 31, 2026.

 5. ACCRUED INTEREST PAYABLE TO RELATED PARTIES

Accrued interest payable to related parties consist of:

	March 31,	December 31,
Lender	2026	2025
Lifschultz Enterprise Company LLC	$78,770	$72,256
Totals	$78,770	$72,256

The accrued interest payable relates to the convertible notes outstanding (see Note 6).

F-10

6. CONVERTIBLE NOTES

Convertible notes consist of:

	March 31,	December 31,
Lender	2026	2025
Lifschultz Enterprise Company LLC	$220,139	$220,139
Totals	220,139	220,139
Current portion	-	-
Non-current portion	$220,139	$220,139

The notes bear interest at 12% compounded semi-annually and their maturity was extended on April 27, 2020 to April 27, 2022 and effective January 1, 2023 to January 1, 2026. These notes automatically extended upon maturity for an additional two year period until January 1, 2028. The notes are convertible into shares of Genoil common stock at a price of $0.01 per share.

The notes provide that in the event that the inflation rate (based on the US CPI) exceeds 3%, the principal and accrued interest balances are increased by such inflation rate. Effective December 31, 2021, this inflation protection provision was triggered.

The convertible notes are presented as non-current liabilities, as the notes automatically extended upon their January 1, 2026 maturity for an additional two-year period to January 1, 2028 in accordance with their terms. Accrued interest on the convertible notes of $78,770 and $72,256 at March 31, 2026 and December 31, 2025, respectively, is presented separately within current liabilities as accrued interest payable to related party. Interest expense on the notes was $6,514 for the three months ended March 31, 2026.

Effective December 31, 2024, as a result of the inflation protection provision, the principal balance due to Lifschultz Enterprise Company LLC increased 2.69% or $5,764 (from $214,375 to $220,139) and the accrued interest balance due Lifschultz Enterprise Company LLC increased 2.69% or $1,892 (from $70,364 to $72,256). The $7,656 total increase in the principal and accrued interest balances has been included in Finance expense in the accompanying consolidated statement of operations for the year ended December 31, 2025. The inflation protection provision is applied annually effective December 31; accordingly, no inflation adjustment was recorded during the three months ended March 31, 2026, and the principal balance due to Lifschultz Enterprise Company LLC was $220,139 as of March 31, 2026 and December 31, 2025.

7. RELATED-PARTY TRANSACTIONS

The Company enters into transactions with its officers, directors, principal shareholders, and entities controlled by or affiliated with those parties. Related-party transactions are not necessarily conducted on terms equivalent to those that would prevail in arm’s-length transactions. Amounts due to related parties consist of:

	March 31,	December 31,
Creditor	2026	2025
Related party payable	$46,875	$46,875
Lifschultz Enterprise expense reimbursement payable	87,882	55,592
Totals	$134,757	$102,467

F-11

As of March 31, 2026 and December 31, 2025, amounts due to related parties were $134,757 and $102,467, respectively. The March 31, 2026 balance included $46,875 payable to the Company’s executives and $87,882 payable to Lifschultz Enterprise Company LLC, primarily relating to reimbursable living expenses of an executive.

During the three months ended March 31, 2026 and 2025, the Company recognized executive living expenses of $32,290 and $32,464, respectively, under an agreement pursuant to which the Company reimburses qualifying living expenses. These amounts are included in Other Operating Expenses in the accompanying Consolidated Statements of Operations.

The related-party payables are unsecured, non-interest-bearing, due on demand, and have no specified repayment terms.

As of March 31, 2026, accrued interest payable to Lifschultz Enterprise Company LLC was $78,770, compared with $72,256 as of December 31, 2025. Interest expense recognized in connection with the related-party convertible notes was $6,514 during the three months ended March 31, 2026.

The Company also had convertible notes payable to Lifschultz Enterprise Company LLC with a principal balance of $220,139 as of March 31, 2026 and December 31, 2025. The notes bear interest at 12% compounded semi-annually, mature on January 1, 2028, and are convertible into common shares at $0.01 per share.

The transactions were reviewed and approved by the Board of Directors. No amounts due from or due to related parties were written off during the periods presented.

8. STOCK SUBSCRIPTION RECEIVABLE AND UNPAID SHARE SUBSCRIPTIONS

During the three months ended March 31, 2026, the Company issued 12,059,500 shares of common stock in private placements for aggregate subscription proceeds of $126,680, of which $120,180 was received in cash during the period. The remaining $6,500 relates to legally issued shares for which subscription proceeds had not been received as of March 31, 2026.

At March 31, 2026, the stock subscription receivable totaled $11,500, consisting of $6,500 related to shares issued during the current period and $5,000 related to shares issued in prior periods. Because the shares subject to unpaid subscriptions had been legally issued before the related proceeds were received, the subscription receivable is presented as a deduction from stockholders’ equity and not as an asset in the accompanying consolidated balance sheets.

During the year ended December 31, 2025, the Company wrote off $9,000 of stock subscription receivables related to 900,000 shares issued in 2024 for which payment was not received. The write-off was charged to contributed surplus and had no effect on the Company's results of operations or cash flows.

9. SHARE CAPITAL

Preferred Stock

There are 10,000,000 shares of Class A Preferred Stock authorized but none are outstanding.

F-12

Common Stock

There are an unlimited number of shares of common stock, no par value, authorized to be issued.

During the first quarter of 2025, the Company sold a total of 10,275,000 shares of common stock (and warrants) in private placements for total proceeds, net of adjustment of $80,500.

During the first quarter of 2025, the Company issued a total of 300,000 shares of common stock as compensation for services.  The fair value of the shares issued (at dates of issuance) totaled $3,000.

During the three months ended March 31, 2026, the Company issued 12,059,500 shares of common stock in private placements for aggregate subscription proceeds of $126,680, of which $120,180 was received in cash during the period. The remaining $6,500 relates to legally issued shares for which subscription proceeds had not been received as of March 31, 2026.

Warrants

In conjunction with the private placements, the Company issued warrants to purchase common stock. The following is a summary of the warrant activity for the period December 31, 2024 to March 31, 2026.

Number outstanding at December 31, 2024	262,795,000
Granted	55,550,000
Cancelled	(42,550,000)
Number outstanding at December 31, 2025	275,795,000
Granted	12,059,500
Cancelled	(7,450,000)
Number outstanding at March 31, 2026	280,404,500

In conjunction with the private placements completed during the three months ended March 31, 2026 (see above), the Company issued warrants to purchase 12,059,500 shares of common stock, on the basis of one warrant for each common share purchased. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $0.025 per share, is exercisable immediately upon issuance, is not subject to vesting conditions, and expires five years from the date of issuance. The warrants do not contain anti-dilution provisions other than customary adjustments for stock splits, stock dividends and similar recapitalizations, and do not contain cash settlement features or other provisions that would preclude equity classification.

No warrants were exercised, forfeited, or modified during the three months ended March 31, 2026.

At March 31, 2026, all warrants outstanding were exercisable, had an exercise price of $0.025 per share, a weighted average remaining contractual life of 2.57 years, and an aggregate intrinsic value of $0, as the exercise price of the warrants exceeded the market price of the Company's common stock.

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10. STOCK-BASED COMPENSATION

Stock-based compensation consists of:

	Three Months Ended
	March 31,	March 31,
Type of Security	2026	2025
Price Appreciation Certificates	$1,485,000	$-
Options issued to outside directors and consultants	-	-
Common stock issued for services	-	3,000
Totals	$1,485,000	$3,000

The following is a summary of the compensatory securities activity for the period December 31, 2025 to March 31, 2026:

Common stock equivalent	Price Appreciation Certificates	Options	Total
Number outstanding at December 31, 2024	749,400,000	85,966,000	835,366,000
Granted	-	-	-
Cancelled	(138,000,000)	(10,500,000)	(148,500,000)
Number outstanding at December 31, 2025	611,400,000	75,466,000	686,866,000
Granted	150,000,000	-	150,000,000
Cancelled	-	-	-
Number outstanding at March 31, 2026	761,400,000	75,466,000	836,866,000

PRICE APPRECIATION CERTIFICATES

In lieu of compensation the Company has entered into agreements (“Price Appreciation Certificates”) with David Lifschultz and Bruce Abbott whereby, at the request of the executives, the Company agrees to pay the equivalent sum of the rise in the Company’s stock price based on the agreed upon number of shares, from a fixed per share amount to the average of the last 10 trading days (volume weighted average price).

The number of shares reflect a potential salary for the two executives that only exist if the price of the shares rise above the price appreciation base amount. The Company has no obligation to pay the two executives if the stock does not rise. The Company, at its exclusive option and benefit, can proceed with a private placement at the share price on the date of exercise and the executive will subscribe to this private placement for the entire sum advanced by the Company.

The Company accounts for these Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

F-14

At December 31, 2025, the 611,400,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.01 per share, a weighted average remaining contractual life of 2.44 years, and an aggregate intrinsic value of $0.

On January 1, 2026, the Company granted 150,000,000 Price Appreciation Certificates to the two executives in lieu of cash compensation, 90,000,000 to Bruce Abbott and 60,000,000 to David Lifschultz. Each certificate has a price appreciation base amount of $0.01 per share, a contractual term of five years expiring January 1, 2031, and vested immediately upon grant. Because the certificates vested immediately, the full grant-date fair value was recognized as stock-based compensation expense during the three months ended March 31, 2026, with a corresponding credit to contributed surplus.

During the three months ended March 31, 2026, the 150,000,000 Price Appreciation Certificates and the 12,059,500 warrants granted during the period vested and became exercisable in full upon grant, as described above and in Note 9. The warrant and option activity during the three months ended March 31, 2026 was consistent with the activity presented in the respective roll-forward tables. No stock options, warrants, or Price Appreciation Certificates were forfeited or modified during the period, and no instruments became exercisable as a result of the passage of time or satisfaction of vesting conditions, as all outstanding instruments were fully vested at December 31, 2025.

At March 31, 2026, the 761,400,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.01 per share, a weighted average remaining contractual life of 2.70 years, and an aggregate intrinsic value of $0.

OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 200,000,000. The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant. The options granted in 2023 all vested immediately.

There were no stock options granted during 2025. The fair value of stock options granted during 2024 was estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:

	2025	2024
Volatility	-	403.88%
Expected life	-	5 years
Risk-free rate	-	4.26%
Dividend yield	-	-
Forfeiture rate	-	0%
Stock Price at Valuation	-	$0.01
Exercise Price	-	0.01

At December 31, 2025, the 75,466,000 stock options outstanding had a weighted average exercise price of $0.002 per share, a weighted average remaining contractual life of 2.75 years, and an aggregate intrinsic value of $625,194.

At March 31, 2026, the 75,466,000 stock options outstanding had a weighted average exercise price of $0.002 per share, a weighted average remaining contractual life of 2.50 years, and an aggregate intrinsic value of $625,194.

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11. INCOME TAXES

The provision for (benefit from) income taxes reflects the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The provision for (benefit from) income taxes differs from that computed by applying the statutory United States federal income tax rate of 21% for 2025, and 2024 to loss before income taxes. The sources of the differences are as follows:

	Three Months Ended March 31,
	2026	2025
Income (loss) before income taxes	$(1,644,333)	$(154,992)
Expected recovery at statutory tax rate	$345,310	$32,548
Non-deductible stock-based compensation	(311,850)	-
Increase in valuation allowance	(33,460)	(32,548)
Provision for Income Taxes	$-	$-

Based on management’s present assessment, the Company has not yet determined that a deferred tax asset attributable to the future utilization of the net operating loss carryforward as of March 31, 2026 will be realized.  Accordingly, the Company has maintained a 100% valuation allowance against the deferred tax asset in the financial statements at March 31, 2026. The Company will continue to review this valuation allowance and make adjustments as appropriate.

Current United States income tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs.  Therefore, the amount available to offset future taxable income may be limited.

The Company evaluates uncertain tax positions in accordance with ASC 740, Income Taxes. Management has assessed the Company's tax positions and concluded that there were no material uncertain tax positions requiring recognition or disclosure as of March 31, 2026. The Company does not believe that any reasonably possible changes in uncertain tax positions will have a material effect on its financial position, results of operations, or cash flows within the next twelve months.

All tax years remain subject to examination by major taxing jurisdictions.

12. SEGMENT REPORTING

The Company operates as one reportable segment, focused on the development and commercialization of its hydro-conversion upgrader technology and related solutions for the oil and gas industry.

The Company's Chairman and Chief Executive Officer, David K. Lifschultz, and its President and Chief Operating Officer, Bruce Abbott, jointly function as the Company's chief operating decision maker ("CODM"). The CODM oversees all operating and expense decisions and jointly makes key decisions relating to marketing strategy, research and development activities, and resource allocation. Operating segments are identified based on the internal reports that are regularly provided to, and reviewed by, the CODM.

The financial information reviewed by the CODM consists primarily of the Company's overall operating results, cash position, and expenditures, on a consolidated basis. The CODM uses consolidated net loss as the measure of segment profit or loss, which is the same measure reported in the accompanying unaudited condensed consolidated statements of operations.

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The significant expense category regularly reviewed by the CODM and included in the measure of segment profit or loss is total operating expenses, as presented in the accompanying unaudited condensed consolidated interim statements of operations. The CODM does not receive a further disaggregation of operating expenses by category (such as research and development, consulting, or compensation); accordingly, no further breakout is presented. Other segment items included in consolidated net loss consist of finance expense, also as presented in the accompanying unaudited condensed consolidated interim statements of operations.

Because the Company has one reportable segment, no reconciliation between the segment measure of profit or loss and consolidated net loss is required, as the CODM's measure of segment profit or loss is consolidated net loss itself. Segment assets are not separately reviewed by the CODM and are equal to total consolidated assets as reported in the accompanying condensed consolidated balance sheets.

13. COMMITMENTS AND CONTINGENCIES

Management confirms that, during and subsequent to the period ended March 31, 2026, the Company was not involved in any pending or threatened legal proceedings, claims, litigation, guarantees, indemnification arrangements, environmental obligations, material contractual commitments, lease commitments, or other contingencies requiring disclosure. Accordingly, management concluded that no commitments or contingencies disclosure was required in the March 31, 2026 financial statements.

14. CLIMATE CHANGE

During the reporting period, Genoil Inc. had no material operating activities, projects, or commercial operations that would generate significant greenhouse gas emissions or direct climate‑related physical risks. The Company continues to hold its proprietary hydrocarbon‑processing and upgrader‑related technologies, but none were in commercial operation or under active construction or commissioning. As a result, the Company does not report Scope 1, Scope 2, or material Scope 3 emissions, and there are no material climate‑related costs, capital expenditures, or regulatory charges for the period. Management continues to monitor climate‑related regulation and disclosure requirements; however, given the absence of operating activity, the financial and operational impacts of climate change on the Company’s business affairs for this period are not material. Should the Company re‑commence or expand operations, it will re‑assess climate‑related risks and opportunities and provide appropriate disclosures.

15. SUBSEQUENT EVENTS

On April 14, 2026, Price Appreciation Certificates to purchase 60,000,000 shares of common stock held by the Company's executive officers expired unexercised in accordance with their terms. This is a non-adjusting subsequent event under ASC 855, as the condition giving rise to the expiration did not exist as of March 31, 2026, and accordingly no adjustment has been made to the accompanying unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2026.

The Company has evaluated subsequent events through October 19, 2026, the date these unaudited condensed consolidated financial statements were available to be issued.

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